

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2019

Anthony Iarocci
President
Apex11 Inc.
8217 East Spanish Boot Road
Carefree, AZ 85377

      Re: Apex 11 Inc.
          Registration Statement on Form 10
          Filed on December 18, 2018
          File no. 000-54964

Dear Mr. Iarocci:

We issued comments to you on the above captioned filing on February 12, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 4, 2019.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Telecommunications

cc: Elaine Dowling